1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

December 17, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	UBS Series Funds (“Registrant”) File Nos. 333-52965, 811-08767

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen T. Cohen and Nadeea Zakaria of Dechert LLP in a telephonic discussion on November 25, 2019 with respect to Post-Effective Amendment No. 64 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on October 15, 2019 (the “Registration Statement”) relating to various series of the Registrant, including UBS Select ESG Prime Institutional Fund, UBS Select ESG Prime Preferred Fund and UBS Select ESG Prime Investor Fund (each, a “fund” and together, the “funds”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

All Funds

1.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states that each fund will incorporate “fundamental sustainability factors, such as ESG performance of [governmental and private] issuers, into the investment process.” Please include additional disclosure describing the concept of sustainability (as determined by the funds’ investment adviser) and the factors used by the investment adviser to evaluate the ESG performance of an issuer.

Response: The “Principal strategies—Principal investments” sub-section in the “Fund summary” section has been revised accordingly to include the following additional disclosure underlined below:

UBS AM conducts its own credit analyses of potential investments and portfolio holdings, and relies substantially on a dedicated proprietary credit research team. Embedded in the credit research process is the integration of issuer-level sustainability investing analysis as guided by the UBS Asset Management Division’s approach to ESG research and evaluation methodology. The sustainability investing analysis provides a more comprehensive approach to security selection than credit analysis alone as internal and external ESG ratings are applied to evaluate the quality of sustainability practices employed by issuers. Analysts rate and maintain internal fundamental credit and ESG ratings, which form the basis for a portfolio construction/optimization approach and focus on issuers that contribute to the fund’s ESG profile. In determining an issuer’s ESG ratings, analysts will evaluate whether, at the time of the fund’s investment, such issuers have better than average performance in ESG practices and managing ESG risks by reviewing, among other factors, such considerations as the issuer’s environmental responsibility, human rights and labor standards, diversity and inclusion in employment and corporate governance based on proprietary and third-party data. UBS AM also will employ a negative screening process with regard to security selection, which will exclude from the fund’s portfolio securities or sectors that manufacture products or engage in business activities viewed as having a negative social or environmental impact. UBS AM’s portfolio construction process aims to align investments in money market instruments with the concept of sustainability (i.e., the potential for long-term maintenance of environmental, economic and social well-being).

2.

Comment: The “Additional information about investment strategies” sub-section in the “More information about the funds” section includes disclosure regarding the investment adviser’s negative screening process with regard to security selection for the funds. Please consider whether it is necessary to also include this disclosure in the “Principal strategies – Principal investments” sub-section in the “Fund summary” section.

Response: As noted above, the Registrant has included disclosure in the “Principal strategies—Principal investments” sub-section in the “Fund summary” section that UBS AM will employ a negative screening process with regard to security selection, which will exclude from the fund’s portfolio securities or sectors that manufacture products or engage in business activities viewed as having a negative social or environmental impact.

UBS Select ESG Prime Preferred Fund

3.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the fund has entered into a fee waiver agreement with the investment adviser. Please confirm whether the investment adviser can recoup expenses under the fee waiver agreement. If the investment adviser can recoup expenses, please disclose that any such repayment will not cause the fund’s expense ratio after the repayment is taken into account to exceed both (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of recapture

Response: We hereby confirm that the investment adviser cannot recoup expenses under the fee waiver agreement. A form of the fee waiver agreement will be filed as an exhibit to the next post-effective amendment for the Registrant.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

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